Exhibit 99.1

Condensed Consolidated Interim Financial Statements (Expressed in United States dollars) CRH MEDICAL CORPORATION (Unaudited) Three months ended March 31, 2016 and 2015

CRH MEDICAL CORPORATION
Condensed Consolidated Balance Sheets
(Unaudited)
(Expressed in United States dollars)

As at March 31, 2016 and December 31, 2015
	Notes	March 31, 2016	December 31, 2015

Assets

Current assets:
Cash and cash equivalents		$6,697,256	$3,572,344
Trade and other receivables		6,295,403	7,091,549
Prepaid expenses and deposits		459,382	484,795
Inventories		256,194	254,924
		13,708,235	11,403,612

Non-current assets:
Property and equipment		372,145	284,706
Intangible assets		84,823,271	87,307,267
Derivative asset	8	2,434,120	-
Deferred tax assets		5,318,574	5,499,693
		92,948,110	93,091,666

Total assets		$106,656,345	$104,495,278

Liabilities

Current liabilities:
Trade and other payables		$2,194,201	$3,034,363
Employee benefits		155,383	142,576
Current tax liabilities		637,875	869,556
Notes payable	9	3,805,622	3,818,048
Loan		100,800	266,994
		6,893,881	8,131,537

Non-current liabilities:
Notes payable	9	27,075,790	26,920,418
Earn-out obligation	12	12,783,617	12,468,958
Deferred tax liability		97,232	-
		39,956,639	39,389,376

Equity
Share capital	10	51,362,703	51,066,044
Contributed surplus		6,698,267	6,556,951
Accumulated other comprehensive loss		(66,772)	(66,772)
Deficit		(6,875,530)	(9,831,078)
Total equity attributable to shareholders of the Company		51,118,668	47,725,145
Non-controlling interest		8,687,157	9,249,220
Total equity		59,805,825	56,974,365

Total liabilities and equity		$106,656,345	$104,495,278

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

(signed) "Edward Wright"	Director	(signed) "Anthony Holler"	Director
Edward Wright		Anthony Holler

CRH MEDICAL CORPORATION
Condensed Consolidated Interim Statements of Operations and Comprehensive Income
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2016 and 2015

			Three months ended
	Notes		March 31, 2016	March 31, 2015

Revenue:
Anesthesia services	13		$11,436,741	$7,457,131
Product sales	13		2,400,110	2,162,519
			13,836,851	9,619,650

Expenses:
Anesthesia services expense	5		7,878,632	4,389,083
Product sales expense	6		1,082,738	1,040,336
Corporate expense	7		929,432	870,573
			9,890,802	6,299,992

Operating income			3,946,049	3,319,658

Net finance income	11		(1,517,844)	(1,402,078)
Net finance expense	11		1,228,529	3,067,268

Income before tax			4,235,364	1,654,468

Income tax expense (recovery)			1,204,879	(269,578)

Net and comprehensive income			$3,030,485	$1,924,046

Attributable to:
Shareholders of the Company			$2,955,548	$1,924,046
Non-controlling interest			74,937	-
			$3,030,485	$1,924,046

Earnings per share attributable to shareholders
Basic	10	(c)	$0.041	$0.031
Diluted	10	(c)	$0.040	$0.030

Weighted average shares outstanding:
Basic			71,249,783	61,466,638
Diluted			73,988,230	64,456,374

See accompanying notes to condensed consolidated interim financial statements.

CRH MEDICAL CORPORATION
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2016 and 2015

	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interest	Total equity

Balance as at January 1, 2015	60,881,947	$25,913,839	$5,847,564	$(66,772)	$(12,907,269)	$-	$18,787,362

Total net and comprehensive income for the period	-	-	-	-	1,924,046	-	1,924,046

Transactions with owners, recorded directly in equity:

Stock-based compensation expense	-	-	342,693	-	-	-	342,693

Common shares purchased on exercise of options	128,750	152,846	(34,973)	-	-	-	117,873

Shares issued through share offering, net of fees (note 10)	8,050,000	20,284,399	-	-	-	-	20,284,399

Deferred tax recovery on share issuance costs	-	452,169	-	-	-	-	452,169

Broker warrants issued in share offering (note 10)	-	(249,149)	249,149	-	-	-	-

Balance as at March 31, 2015	69,060,697	46,554,104	6,404,433	(66,772)	(10,983,223)	-	41,908,542

Balance as at January 1, 2016	71,206,547	51,066,044	6,556,951	(66,772)	(9,831,078)	9,249,220	56,974,365

Total net and comprehensive income for the period	-	-	-	-	2,955,548	74,937	3,030,485

Transactions with owners, recorded directly in equity:

Stock based compensation expense	-	-	263,735	-	-	-	263,735

Common shares purchased on exercise of options	96,250	127,229	(74,084)	-	-	-	53,145

Exercise of broker warrants (note 10)	46,851	169,430	(48,335)	-	-	-	121,095

Distribution to non-controlling interest	-	-	-	-	-	(637,000)	(637,000)

Balance as at March 31, 2016	71,349,648	51,362,703	6,698,267	(66,772)	(6,875,530)	8,687,157	59,805,825

See accompanying notes to condensed consolidated interim financial statements.

CRH MEDICAL CORPORATION
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(Expressed in United States dollars)

Three month periods ended March 31, 2016 and 2015
		Three months ended
	Notes	March 31, 2016	March 31, 2015
Cash provided by (used in)

Operating activities:
Net and comprehensive income		$3,030,485	$1,924,046
Adjustments for:
Depreciation and amortization of property, equipment and intangibles		2,490,587	1,414,568
Stock based compensation expense		263,735	342,693
Unrealized foreign exchange (gain)		(1,528,218)	(1,396,695)
Finance expense		1,228,529	3,067,268
Income tax expense (recovery)		1,204,879	(269,578)
Operating activity before changes in operating assets and liabilities		6,689,997	5,082,302
Taxes paid		(1,158,109)	(207,000)
Change in trade and other receivables		796,146	1,526,228
Change in prepaid expenses and deposits		25,413	(133,066)
Change in inventories		(1,270)	140,160
Change in trade and other payables		(840,162)	(4,363,625)
Change in employee benefits		12,807	14,757
Cash provided by operating activities		5,524,822	2,059,756

Financing activities
Net proceeds on the issuance of shares		-	20,284,399
Repayment of loan		(166,194)	-
Repayment of notes payable principal		(1,000,000)	(8,219,519)
Repayment of notes payable interest		(683,136)	(1,434,139)
Distribution to non-controlling interest		(637,000)	-
Proceeds from the exercise of broker warrants		121,095	-
Proceeds from the issuance of shares relating to stock based compensation		53,145	117,873
Cash provided by (used in) financing activities		(2,312,090)	10,748,614

Investing activities
Acquisition of property and equipment		(94,031)	(22,693)
Acquisition of anesthesia services provider	4	-	(600,000)
Cash used in investing activities		(94,031)	(622,693)

Effects of foreign exchange on cash and cash equivalents		6,211	(5,455)

Increase in cash and cash equivalents		3,124,912	12,180,222

Cash and cash equivalents, beginning of period		3,572,344	4,133,663

Cash and cash equivalents, end of period		$6,697,256	$16,313,885

See accompanying notes to condensed consolidated interim financial statements.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2016 and 2015

1. Reporting entity:
CRH Medical Corporation ("CRH" or "the Company") was incorporated on April 21, 2001 and is incorporated under the Business Corporations Act (British Columbia) and specializes in the treatment of hemorrhoids utilizing its treatment protocol and patented proprietary technology.  The Company also provides anesthesiology services to gastroenterologists in the southeastern United States through its subsidiaries.  Refer to note 4.
CRH principally operates in the United States and is headquartered from its registered offices located at Unit 578, 999 Canada Place, Vancouver, British Columbia, Canada.
2. Basis of preparation:
(a) Statement of compliance:
These unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").   Accordingly, these condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting ("IAS 34").  These condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the year ended December 31, 2015.  In management's opinion, all adjustments considered necessary for fair presentation have been included in these financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.
The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 27, 2016.
(b) Basis of measurement:
The Company's condensed consolidated interim financial statements have been prepared on a going concern and historical cost basis except for certain financial instruments which are recorded at fair value.
(c) Functional and presentation currency:
These condensed consolidated interim financial statements are presented in United States dollars, which is the Company's presentational currency.  The functional currency of the Company's subsidiaries is the United States dollar.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2016 and 2015

2. Basis of preparation (continued):

(d)   Use of estimates, assumptions and judgments:

The preparation of the Company's condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the assessment for impairment and useful lives of intangible assets, determining the fair value of share units,  estimates supporting reported anesthesia revenues, the recoverability of trade receivables, determining the fair value of derivative assets, the valuation of certain long term liabilities, including liabilities relating to contingent consideration, the vesting term for share units with market based performance targets, the valuation of acquired intangibles, the valuation of deferred tax assets and the allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.

Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements includes the determination of functional currency and the accounting classification of financial instruments.   In conjunction with the Company's business acquisitions, these judgments also include the Company's determination of control for the purposes of consolidation and the Company's definition of a business.

Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take.  Actual results could differ from those estimates.

3. Significant accounting policies:

These condensed consolidated interim financial statements have been prepared using the significant accounting policies and methods of computation consistent with those applied in the Company's December 31, 2015 annual consolidated financial statements.

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. Amendments, standards and interpretations that are issued but not yet effective are described in the Company's annual financial statements for the period ended December 31, 2015.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2016 and 2015

4. Business combinations:
During the year ended December 31, 2015, the Company completed five business combinations.  All business combinations completed during the year have been included in the anesthesia segment of the Company and include the following:

Acquired Operation	Date Acquired	Consideration
John's Creek Anesthesia LLC ("John's Creek")	December 2015	$1,200,000
Macon Gastroenterology Anesthesia Associates LLC ("MGAA")	December 2015	$4,670,000
Knoxville Gastroenterology Anesthesia Associates LLC ("KGAA")	September 2015	$6,818,352
Associates in Digestive Health LLC ("ADH")	August 2015	$6,600,000
Anesthesia Healthcare Providers of Florida and AHP of North Carolina (collectively "AHP")	March 2015	$600,000
The results of operations of the acquired businesses have been included in the Company's consolidated financial statements from the date of acquisition.
The following table summarizes the fair value of the consideration transferred and the preliminary estimated fair values of the assets and liabilities acquired at the acquisition date.  Certain of the estimates of fair value, most notably the professional services agreements, are preliminary and may be subject to further adjustments.
	AHP	ADH	KGAA	MGAA	John's Creek	Total
Cash	$600,000	$6,600,000	$5,395,700	$4,670,000	$1,200,000	$18,465,700
Common shares	-	-	1,422,652	-	-	1,422,652
Purchase consideration	600,000	6,600,000	6,818,352	4,670,000	1,200,000	19,888,352
Non-controlling interest	-	-	6,550,968	2,514,615	-	9,065,583
	$600,000	$6,600,000	$13,369,320	$7,184,615	$1,200,000	$28,953,935

Assets and liabilities acquired:
Exclusive professional services agreements	600,000	6,600,000	$13,369,320	$7,152,308	$1,200,000	$28,921,628
Inventory	-	-	-	32,307	-	32,307
Fair value of net identifiable assets and liabilities acquired	$600,000	$6,600,000	$13,369,320	$7,184,615	$1,200,000	$28,953,935

Exclusive professional services agreements – amortization term	0.7 to 2.8 years	7 years	7 years	5 years	10.9 years
Acquisition costs expensed	$16,083	$110,727	$110,727	$61,715	$61,715	$360,967

As a result of the above business combinations completed in 2015, the Company recognized intangible assets totaling $28,921,628 during the year ended December 31, 2015, along with non-controlling interest of $9,065,583.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2016 and 2015

5.   Anesthesia services expense:
For the three month periods ended March 31:
	Three months ended
	March 31, 2016	March 31, 2015

Employee related	$3,400,868	$1,707,300
Depreciation and amortization	2,477,173	1,402,585
Bad debt expense	652,606	383,706
Office related	980,371	730,711
Acquisition expense	61,850	-
Medical supplies	190,822	162,042
Stock based compensation	16,763	2,339
Professional fees	85,072	400
Insurance	13,107	-

	$7,878,632	$4,389,083

6. Product sales expense:
For the three month periods ended March 31:
	Three months ended
	March 31, 2016	March 31, 2015

Employee related	$358,522	$331,471
Product cost and support	486,490	463,046
Professional fees	73,690	38,853
Office related	60,398	50,662
Stock based compensation	83,880	135,502
Insurance	13,721	14,275
Depreciation and amortization	624	649
Foreign exchange	5,413	5,878

	$1,082,738	$1,040,336

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2016 and 2015

7. Corporate expense:
For the three month periods ended March 31:
	Three months ended
	March 31, 2016	March 31, 2015

Employee related	$323,331	$246,009
Professional expenses	153,233	162,978
Corporate	109,646	93,341
Stock based compensation	163,092	204,852
Travel and entertainment	56,097	62,244
Office related	41,733	33,902
Insurance	60,962	41,440
Acquisition expenses	-	16,082
Depreciation and amortization	12,790	11,334
Foreign exchange	8,548	(1,609)

	$929,432	$870,573

8.  Derivative asset:
On January 21, 2016, the Company entered into a cross currency swap with the Bank of Nova Scotia ("Scotia") to lock in the Canadian dollar to U.S. dollar foreign exchange rate on its Canadian dollar denominated Crown Note at 1.448.  Under the cross currency swap, Scotia is committed to payments on the principal amount of the Crown Note of CAD$22,500,000 at a rate of 12% while the Company is committed to payments on the principal amount of the Crown Note of $15,538,674 at 13.17%.  Interest rate payments are calculated quarterly with payment due on the last business day of each quarter.
The Company accounts for the cross currency swap as a derivative financial instrument at fair value through profit or loss and has recorded the fair value of the instrument on the balance sheet at March 31, 2016 with changes in the fair value of the instrument recorded through earnings in the period.  The cross currency swap agreement matures on January 31, 2018.
9.  Notes payable:
March 31, 2016	Crown Note	Scotia Facility	Total
Current portion	$-	3,805,622	$3,805,622
Non-current portion	15,286,364	11,789,426	27,075,790
Total loans and borrowings	$15,286,364	15,595,048	$30,881,412

December 31, 2015	Crown Note	Scotia Facility	Total
Current portion	$-	3,818,048	$3,818,048
Non-current portion	14,179,589	12,740,829	26,920,418
Total loans and borrowings	$14,179,589	16,558,877	$30,738,466

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2016 and 2015

9.  Notes payable (continued):
Norrep Credit Opportunities Fund II, LP ("Crown Note")
On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Norrep Credit Opportunities Fund II, LP.  At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000).  The note bears interest at 12% per annum with a decrease to 10% upon repayment and performance in full of the Company's obligations under its senior credit agreement (see Scotia Facility).  Interest on the note is payable on a quarterly basis beginning March 31, 2015, with the payment of the principal scheduled for June 1, 2018.  In compensation for its services, the Company paid Crown a combination of cash CAD$1,350,000 (USD$1,191,780) and shares (2,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note.  The Crown note is subordinate to the Scotia Facility. The note is classified as an other financial liability and recorded at amortized cost.
The Bank of Nova Scotia ("Scotia Facility")
On November 24, 2015, the Company entered into a credit facility with the Bank of Nova Scotia.  The facility, which has a maturity date of April 30, 2018, provides financing of up to $33,000,000.  As at March 31, 2016, the Company had drawn $16,000,000 on the facility (2015 - $17,000,000).  The facility is repayable in full at maturity, with scheduled principal repayments on a quarterly basis beginning March 31, 2016 based upon the outstanding balance of the credit facility.  The facility is a revolving credit facility which the Company may terminate at any time without penalty.  The credit facility bears interest at a floating rate based on the US prime rate, LIBOR or bankers' acceptance rates plus an applicable margin.  At March 31, 2016, the interest rate on the facility was LIBOR plus 2.50%. Commitment fees, legal fees directly related to the credit facility, and standby charges usual for borrowings of this nature were paid.  The Facility is secured by the assets of the Company.  The Company is required to maintain the following financial covenants in respect of the facility:
Financial Covenant	Required Ratio
Senior debt to EBITDA ratio	2.25:1.00
Total funded debt ratio	3.00:1.00
Fixed charge coverage ratio	1.30:1.00

The consolidated minimum loan payments (principal) for all loan agreements in the future are as follows:

Minimum Principal
At March 31, 2016
Not later than one year	$4,000,000
Between one and five years	$30,325,000
$34,325,000

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2016 and 2015

10. Share capital:
(a) Issued and outstanding – common shares:
On March 29, 2016, the Company issued 46,851 common shares on the exercise of 46,851 broker warrants issued in connection with the Company's bought deal equity offering on March 25, 2015.  Gross proceeds on exercise were $121,095 (CAD$159,293) and the fair value of the instruments exercised was $48,335 (CAD$60,502).
On March 25, 2015, the Company closed a bought deal equity offering and over-allotment option of 7,000,000 and 1,050,000 common shares, respectively, at a price of $2.72 (CAD$3.40) per common share for gross proceeds of $21,865,893 (CAD$27,370,000). In connection with the offering, the underwriters were paid a 6% commission totaling approximately $1,311,954 (CAD$1,642,200) and received 241,500 broker warrants with a fair value of $249,149 (CAD$311,535).  Additional share issuance costs of $269,540 (CAD$337,388) were incurred in relation to the offering.   The Company recorded a deferred tax asset of $452,169 in relation to those share issuance costs incurred in relation to the offering.  The deferred tax asset has been offset against share capital.
(b)   Share unit plan:
In June 2014, the shareholders of the Company approved a Share Unit Plan.   Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the Share Unit Plan. In accordance with the terms of the plan, the Company will approve those employees, directors and eligible consultants who are entitled to receive share units and the number of share units to be awarded to each participant. Each share unit awarded conditionally entitles the participant to receive one common share of the Company upon attainment of the share unit vesting criteria.  The vesting of share units is conditional upon the expiry of time-based vesting conditions, performance-based vesting conditions or a combination of the two. Once the share units vest, the participant is entitled to receive the equivalent number of underlying common shares.
A summary of the status of the plan as of March 31, 2016 and 2015 is as follows:
	Time based share units	Performance based share units

Outstanding, January, 2015	-	-

Issued	276,000	2,000,000
Exercised	-	-
Forfeited	-	-
Expired	-	-

Outstanding, March 31, 2015	276,000	2,000,000

Outstanding, January 1, 2016	509,000	1,000,000

Issued	-	-
Exercised	-	-
Forfeited	-	-
Expired	(15,000)	-

Outstanding, March 31, 2016	494,000	1,000,000

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2016 and 2015

10. Share capital (continued):
(b)   Share unit plan (continued):
As at March 31, 2016, the Company had 494,000 share units ("Time based share units") outstanding. Of these units, 414,000 units vest over a 4 year term, with 50% vesting on the second anniversary and 25% vesting on each of the third and fourth anniversaries and 80,000 units vest over 1.25 years.  The remaining 1,000,000 share units ("Performance based share units") vest upon the Company meeting certain market based performance targets and expire on February 20, 2020.
As at March 31, 2015, the Company had 276,000 share units ("Time based share units") outstanding. Of these units, 276,000 units vest over a 4 year term, with 50% vesting on the second anniversary and 25% vesting on each of the third and fourth anniversaries. The remaining 2,000,000 share units ("Performance based share units") vest upon the Company meeting certain market based performance targets and expire on February 20, 2020.
During the quarter ended March 31, 2015, the Company issued 276,000 share units ("Time based share units"). The fair value per unit was $2.97 (CAD$3.72) based on the market value of the underlying shares at the date of issuance.  The Company also issued 2,000,000 share units ("Performance based share units").  These share units vest upon the Company meeting certain market based performance targets.  The weighted average fair value of these units at the date of grant was $1.67 (CAD$2.09) per unit.  The fair value of these share units was calculated as of the grant date using a binomial pricing model.
During the quarter ended March 31, 2016, the Company recognized $231,399 (2015 - $195,083) in compensation expense in relation to the granting and vesting of share units.
(c) Stock option plan:
During the quarter ended March 31, 2016, the Company recognized $32,336 (2015 - $147,610) in compensation expense in relation to the granting and vesting of stock options.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2016 and 2015

10. Share capital (continued):
(c) Earnings per share:
The calculation of basic earnings per share for the three months ended March 31, 2016 and 2015 is as follows:
	Three months ended March 31
	2016			2015
	Net earnings	Weighted average number of common shares outstanding	Per share amount	Net earnings	Weighted average number of common shares outstanding	Per share amount

Net earnings attributable to shareholders:

Earnings per common share:
Basic	$2,955,548	71,249,783	$0.041	$1,924,046	61,466,638	$0.031
Share options		2,440,608			2,713,736
Share units		198,176			276,000
Broker warrants		99,663			-

Diluted	$2,955,548	73,988,230	$0.040	$1,924,046	64,456,374	$0.030
For the three months ended March 31, 2016, 483,496 options (2015 – 921,264) and 1,300,439 share units (2015 – 2,000,000) were excluded from the diluted weighted average number of common shares calculation.
11.   Net finance expense
  Recognized in earnings in the three month periods ended March 31:
	Three months ended
	March 31, 2016	March 31, 2015
Finance income:
Foreign exchange gain	$(1,517,844)	$(1,402,078)
Total finance income	$(1,517,844)	$(1,402,078)

Finance expense:
Interest and accretion expense on borrowings	$865,273	$1,896,367
Accretion expense on earn-out obligation	135,555	314,356
Amortization of deferred financing fees	48,597	202,296
Net change in fair value of financial liabilities at fair value through earnings	179,104	654,249
Total finance expense	$1,228,529	$3,067,268
Net finance (income) expense	$(289,315)	$1,665,190

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2016 and 2015

12.  Financial instruments:
The Company's financial instruments consist of cash and cash equivalents, trade and other receivables, derivative assets, trade and other payables, employee benefit obligations, short term advances, loans, notes payable, and the Company's earn-out obligation.  The fair values of these financial instruments, except the derivative asset, notes payable balances and the earn-out obligation, approximate carrying value because of their short-term nature. The earn-out obligation and derivative asset are classified as financial instruments recorded at fair value through earnings.  For all other debt balances, the fair value of these financial instruments approximates carrying value; the Scotia Facility is a floating rate instrument and due to the subordinate nature of the Crown Note, management has assessed that the carrying value of this fixed rate instrument reflects fair value.
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:
•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2016 and 2015

12.  Financial instruments (continued):
The Company's derivative asset is carried at fair value as disclosed in note 8.  The fair value of the derivative asset is determined using models to estimate the present value of expected future cash flows.  The derivative swap is considered a Level 2 instrument because, while observable inputs are available, they are not quoted in an active market.
The Company's earn-out obligation is measured at fair value on a recurring basis using significant unobservable inputs (Level 3).  The Company has used a probability weighted valuation technique in calculating the fair value of the earn-out obligation.  This valuation technique included inputs relating to estimated cash outflows under the arrangement and the use of a discount rate appropriate to the Company.  The Company evaluates the inputs into the probability weighted valuation technique at each reporting period.  During the three months ended March 31, 2016, the Company revised its assumptions underlying the discount rate used in the calculation of the fair value of the earn-out obligation to account for changes in the underlying credit risk of the Company.  The downward adjustment of the discount rate from 4.42% at December 31, 2015 to 3.86% at March 31, 2016 resulted in an increase of $179,104 to the fair value of the earn-out obligation.  The impact of this adjustment was recorded through finance expense in the period.
The fair value measurements are sensitive to the discount rate used in calculating the fair values.  A 1% increase in the discount rate would reduce the fair value of the earn-out obligation by $317,385.    During the three months ended March 31, 2016, the Company recorded accretion expense of $135,555 in relation to this liability, reflecting the change in fair value of the liabilities that is attributable to credit risk.
Reconciliation of level 3 fair values:
Earn-out Obligation
Balance as at January 1, 2016	$12,468,958
Recorded in finance expense:
Accretion expense	135,555
Fair value adjustment	179,104
Balance as at March 31, 2016	$12,783,617

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three months ended March 31, 2016 and 2015

13. Segmented information:
The Company operates in two industry segments: the sale of medical products and the provision of anesthesia services.  The revenues relating to geographic segments based on customer location, in United States dollars, for the three months ended March 31, 2016 and 2015 are as follows:
	Three months ended
Revenue:	March 31, 2016	March 31, 2015
Canada and other	$59,823	$41,111
United States	13,777,028	9,578,539
Total	$13,836,851	$9,619,650
The Company's property and equipment and intangible assets are located in the following geographic regions as at March 31, 2016 and December 31, 2015:
	2016	2015
Property and equipment:
Canada	$356,772	$269,350
United States	15,373	15,356
Total	$372,145	$284,706
Intangible assets:
Canada	$57,805	$66,397
United States	84,765,466	87,240,870
Total	$84,823,271	$87,307,267
The financial measures reviewed by the Company's Chief Operating Decision Maker are presented below for the three month periods ended March 31, 2016 and 2015.  The Company does not allocate expenses related to corporate activities.  These expenses are presented within "Other" to allow for reconciliation to reported measures.
	Three months ended March 31, 2016
	Anesthesia services	Product sales	Other	Total
Revenue	$11,436,741	$2,400,110	$-	$13,836,851
Operating costs	7,878,632	1,082,738	929,432	9,890,802
Operating income (loss)	$3,558,109	$1,317,372	$(929,432)	$3,946,049

	Three months ended March 31, 2015
	Anesthesia services	Product sales	Other	Total
Revenue	$7,457,131	$2,162,519	$-	$9,619,650
Operating costs	4,389,083	1,040,336	870,573	6,299,992
Operating income (loss)	$3,068,048	$1,122,183	$(870,573)	$3,319,658